EXHIBIT 99.1

Trilogy International Partners Inc. Announces 2degrees 2016 Statutory Results

BELLEVUE, Wash., May 16, 2017 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (the “Company”) (TSX:TRL) announced that its New Zealand subsidiary, 2degrees, achieved net income in fiscal year 2016 for the first time in its seven-year history. The results are reflected in its 2016 statutory financial statements, which are prepared in accordance with International Financial Reporting Standards (IFRS) and were filed with the New Zealand Companies Office today.

2degrees’ continued investment in its mobile network, in addition to its first year as a full service operator following its 2015 acquisition of broadband carrier Snap, drove net income (in accordance with IFRS) of NZ $13.4 million, an impressive improvement from its NZ $33 million net loss in 2015.

“For the team, 2016 provided a real sense of achievement,” said 2degrees CEO, Stewart Sherriff. “The business is maturing, while remaining true to its identity as the leader in market innovation. What started as a prepay mobile price play has become so much more, with national mobile and broadband networks serving all market segments.”

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX:TRL) is the parent company of Trilogy International Partners LLC, a wireless telecommunications operator formed by wireless industry pioneers John Stanton, Theresa Gillespie and Brad Horwitz. Its founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets, including the United States.

The Company currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
(425) 458-5900
ann.saxton@trilogy-international.com
www.trilogy-international.com